UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                        Commission File Number 333-125907

(Check One):      |_| Form 10-K   |_| Form 20-F    |_| Form 11-K   |X| Form 10-Q
                  |_| Form 10-d   |_| Form N-SAR   |_| Form N-CSR

                  For Period Ended: September 30, 2007

                  |_|   Transition Report on Form 10-K
                  |_|   Transition Report on Form 20-F
                  |_|   Transition Report on Form 11-K
                  |_|   Transition Report on Form 10-Q
                  |_|   Transition Report on Form N-SAR

                  For the Transition Period Ended: ______________

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________
________________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION


                        LEGACY COMMUNICATIONS CORPORATION
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Full name of registrant


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Former name if applicable

                               210 NORTH 1000 EAST
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Address of principal executive office (street and number)

                             ST. GEORGE, UTAH 84770
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City, state and zip code

                                     PART II
                             RULES 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          |       (a)   The reasons described in reasonable detail in Part III
          |             of this form could not be eliminated without
          |             unreasonable effort or expense;
          |
          |       (b)   The subject annual report, semi-annual report,
          |             transition report on Form 10-K, Form 20-F, Form 11-K,
          |             Form N-SAR, or Form N-CSR, or portion thereof, will be
|X|       |             filed on or before the fifteenth calendar day following
          |             the prescribed due date; or the subject quarterly report
          |             or transition report on Form 10-Q or subject
          |             distribution report on Form 10-D, or portion thereof,
          |             will be filed on or before the fifth calendar day
          |             following the prescribed due date; and
          |
          |       (c)   The accountant's statement or other exhibit required by
          |             Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      The Registrant's Quarterly Report on Form 10-QSB could not be timely filed because the Company did not have sufficient personnel and resources to provide the independent accountants with a copy of the Company's financial statements for the period then ended within sufficient time to complete the filing on time.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      E. Morgan Skinner, Jr.              (435) 628-1000
      (Name)                              (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                        LEGACY COMMUNICATIONS CORPORATION
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: November 15, 2007                 By: /s/ E. Morgan Skinner, Jr.
      -----------------                     ------------------------------
                                            Name:  E. Morgan Skinner, Jr.
                                            Title: Chief Executive Officer

      Total revenue for the nine months ended September 30, 2007 increased by $1,001,134 or 112.6% to $1,889,910 compared to $888,776 for the nine months ended September 30, 2006. Total revenue for the first nine months of Fiscal 2007 consisted primarily of gains from the sale of radio station KBET(AM), Winchester, NV in the amount of $1,886,349 during the quarter ended March 30, 2007. Total Revenue for the first nine months of Fiscal 2006 consisted primarily of gains from the sale of AM Radio 1370, Inc. in the amount of $516,094 during the quarter ended June 30, 2006. Other revenue in the first nine months of Fiscal 2006 arose from the reclassification of deposits on the sale of radio stations in the amount of $355,000 as revenue during the quarter ended June 30, 2006. The Company did not have any material revenue during the three months ended September 30, 2007 or September 30, 2006.

      Operating Expenses for the nine months ended September 30, 2007 decreased $655,064 or 61.5% to $410,769 compared to $1,065,833 for the nine months ended September 30, 2006. This decrease is primarily the result of a $255,655 decrease in general and administrative expenses during the first quarter of Fiscal 2007 and a $91,887 decrease in general and administrative expenses during the third quarter of Fiscal 2007, which was partially offset by a $46,508 increase in general and administrative expenses during the second quarter of Fiscal 2007. The decrease in the first quarter of Fiscal 2007 resulted from the lower level of general licensing activity during Fiscal 2007. The increase during the second quarter was primarily the result of increases in outside fees relating to the reporting obligations under securities laws for both the year end of Fiscal 2006 and first quarter of Fiscal 2007, which were billed in the second quarter of Fiscal 2007. The decrease in the third quarter of Fiscal 2007 was primarily the result of decreases in outside fees relating to reporting obligations under securities laws and the continued lower level of general licensing activity during Fiscal 2007. Depreciation and amortization expenses during the nine months ended September 30, 2007 decreased by $33,543 or 19.0% to $142,638 from $176,181 for the nine months ended September 30, 2006, primarily as a result of the sale of assets in the second quarter of Fiscal 2006 and the First Quarter of Fiscal 2007. Salaries and personnel costs for the nine months ended September 30, 2007 increased by $27,019 or 14.0% to $219,576 from $192,557 for the nine months ended September 30, 2006, primarily as a result of added personnel during the current year.

      As a result of the decrease in operating expenses and the increase in revenue from the sale of a radio station, income before taxes for the first nine months of Fiscal 2007 was $911,928 compared to income before income taxes of $611,323 for the first nine months of Fiscal 2006. Income before taxes for the first nine months of Fiscal 2007 consisted of income from operations of $1,054,566 less interest expenses of $142,638. Income before income taxes for the first nine months of Fiscal 2006 consisted of loss from operations of $177,057 plus a Gain on Debt Settlement in the amount of $1,040,876 and was partially offset by interest expenses of $252,496. The reduction in interest expense in Fiscal 2007 compared to Fiscal 2006 is primarily the result of the use of proceeds from the sale of AM Radio 1370, Inc. to reduce outstanding indebtedness.

      Revenues and costs during the nine months ending September 30 of each year are not necessarily indicative of annual performance because our revenues are recognized upon the completion of the sale of radio stations. Each transaction results in the recognition of significant revenue relating to that transaction. Most expenses are recorded as incurred and accrue during the negotiation and closing of each transaction. Accordingly, any period in which a sale of a radio station occurs may reflect a significant increase in revenue that is disproportionate to the expenses incurred in that period. The foregoing results of operations should not be considered indicative of the results that could be obtained for the entire year.